Exhibit 99.1

Statements in this conference call regarding infoUSA other than historical data and information constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, but are not limited to, risks associated with the successful consummation of the acquisition of OneSource, such as the willingness of OneSource stockholders to tender their shares, failure of the transaction to close due to customary closing conditions, or receipt of any required regulatory approvals and third party consents, as well as risks associated with recent changes in senior management, the successful integration of recent and future acquisitions, fluctuations in operating results, failure to successfully carry out our Internet strategy or to grow our Internet revenue, effects of leverage, changes in technology and increased competition. More information about potential factors that could affect infoUSA’s business and financial results is included in infoUSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is on file with the Securities and Exchange Commission (the “SEC”).

This conference call is neither an offer to purchase nor a solicitation to sell shares of OneSource. OneSource stockholders are urged to read the tender offer statement, the solicitation/recommendation statement and any other relevant documents relating to the tender offer when they become available to learn important information about OneSource, infoUSA and the proposed transaction. The tender offer statement and the solicitation/recommendation statement should be read carefully before making a decision concerning the transaction. OneSource’s stockholders will be able to obtain copies of these documents when they become available, along with other documents filed with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Stockholders can also obtain, free of charge, copies of the solicitation/recommendation statement when it becomes available, along with any documents OneSource has filed with the SEC, by directing a request to OneSource Information Services, Inc. at 300 Baker Avenue, Concord, Massachusetts 01742, Attention: Chief Financial Officer, telephone: (978) 318-4300. Stockholders can obtain, free of charge, copies of the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) when it becomes available, along with any documents infoUSA has filed with the SEC, by directing a request to infoUSA at 5711 S. 86th Circle, Omaha NE 68127, Attention: Chief Financial Officer, telephone: (402) 593-4500.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY THE COMPANY ON APRIL 29, 2004.

* * * * * * *

infoUSA INC.

Moderator: Vin Gupta
April 29, 2004
10:30 a.m. CT

Operator: Good day everyone, and welcome to the infoUSA conference call. Today’s call is being recorded.

Now for opening remarks and introductions, I would like to turn the conference over to Mr. Vin Gupta, Chairman and Chief Executive Officer. Please go ahead.

Vin Gupta: Thank you very much. I am Vinod Gupta, Chief Executive Officer of infoUSA. We are called for this investor conference call concerning our press release, which was just sent out about half an hour ago. As you can see, infoUSA has agreed to buy OneSource, which is a public company on NASDAQ, and the symbol is ONES. And a letter of agreement was just signed this morning.

     A year ago we told our investors and shareholders that we did not have any large prospective acquisition. And, believe me, that’s how we felt. Then a few months ago an opportunity came in OneSource, and the company was for sale. As we dug deeper into this company, we liked it more and more. As a matter of fact, when ValueAct decided to buy the company we felt it was a better fit with us.

     And, therefore, we went to the OneSource management of the board of directors and we agreed to this deal. We entered into this agreement to buy OneSource for $8.85 a share. Both the board of OneSource and infoUSA has approved this deal. In addition, ValueAct has agreed to buy their share for our acquisition.

     Let me tell you why this is a very good acquisition for infoUSA. OneSource has a database of 1.7 million large — 1.7 million large businesses worldwide and six million executives in those businesses. This database is extremely deep in content. It compiles and aggregates the database of over 25,000 sources.

     Then they license this database to customers who use this information for research, market planning, space in marketing and CRM applications. The customers that they have are blue chip customers, like Deloitte & Touche, Accenture, KPMG, Microsoft, Hewlett-Packard, PeopleSoft, Marsh & McLennon, (Dain) Capital, Ernst & Young, Wells Fargo, Bank One, and many other blue chip customers. All of their database is licensed on Internet or on online applications.

     Now let me tell you why this is a great deal for infoUSA. As you know, infoUSA has one of the finest database of businesses, consumers and many other databases. The business database is a mean database of OneSource. With this combination they’ll be able to use infoUSA database as their main source.

     At one time they used to license our database, but we pulled our database out because they were competing with one of our subsidiaries called idEXEC. Once the transaction is done, we will merge idEXEC with OneSource. On top of that, they’ll be able to sell the infoUSA database or the (dominant) database for businesses and consumers or any of our other databases to new homeowners, new businesses.

     In the same way, our Donnelley division — our Donnelley marketing division would be able to license their database to their customers. Now, the beauty is we found that if you take their top 20 customers none of them have overlapped with us. That means we end up picking new relationships and it gives us the synergy or the potential synergy of revenue enhancement. Once this acquisition is consummated, we see cost cut opportunities, which are pretty immediate, and also the revenue enhancement synergies or opportunities.

     OneSource has a great management, and they will stay as they are and they’ll keep the current management. The management will report to our Donnelley Group, which is headed by Ray Butkus, who has done a great job in combining four or five of our entities and instituted cross cutting and revenue enhancement. If you saw our last financial statements, you will see that our deferred revenue has gone up. And that just shows that our actual contact value has been going up.

     Going forward, even if there’s no revenue growth, we believe that there are opportunities to enhance existing EBITDA. Last year the EBITDA was $8 million. As we cut costs and the public company expands and the (duplicate) database expands, this acquisition will easily produce $15 million to $16 million in EBITDA going forward, even without the — yes. Well, it’ll take about six months to integrate this, but after six months we’ll be able to produce $15 million, $16 million in EBITDA easily.

     Their management is very excited about this deal. They believe that with this combination they’ll be able to access infoUSA database, which they had been lacking, and it will allow them to offer more products and grow this company. I believe it’s a great deal for infoUSA and our shareholders also. We will pay for this transaction through a line of credit from Wells Fargo Bank, who is also, incidentally, their large customer.

     Since we talked last, at infoUSA we have reduced our costs by roughly $1 million a month and we have more cost cuts in the way. And at infoUSA we’ll be able to produce EBITDA in excess of 27, 28 percent now. I believe that this acquisition it will help in revenue growth, profit growth and increased shareholder value for all of our shareholders and including mine.

     Now, there is an issue on the revenue recognition because of the SEC requirement. And I’m going to have Raj Das, our CFO, kind of explain that as to what that means. Raj, can you explain that? And then afterwards we’ll be open for questions and answers.

Raj Das: Yes. Thanks, Vin. First of all, I’d like to say the entire management team of the both companies are very excited about this transaction. We have a lot of cost synergies, which will make this acquisition extremely attractive for infoUSA shareholders going forward.

     And to specifically address the revenue recognition issue, as part of the purchase transaction we will not be able to recognize all of deferred revenues at the closing balance sheet for OneSource. That hit could be $10 million to $15 million range based on where the closing balance sheet ends up for the next 12 months.

     I just want to make sure that everyone understands on the cost that this hit on the revenue side will absolutely not impact on the combined cash flow of the company. And the reason that we have this hit is because we cannot take credit for the profit portion of the deferred revenues, which is a predominant portion of OnceSource’s revenues base right now.

     So, again, this will be a hit for us, which will — may cause the transaction to be slightly dilutive in 2004 for our existing earnings per share, but will be accretive for us going forward — 2005 and going forward. I’ll turn it back to Vin now.

Vin Gupta: Thanks, Raj. And we are ready for questions and answers now.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you do have a question at this time, please press star one on your touch-tone telephone. We will take your questions in the order that you signal and we will take as many as time permits. Once again, star one if you do have a question.

And our first question will come from Mitchell Golden with RH Capital.

Mitchell Golden: Hi, gentlemen. I was wondering if you could just explain a little more on this revenue recognition and the accretion. Vin, you mentioned EBITDA last year of $8 million, going to possibly $15 million, $16 million. That looks like a lot of expenses coming out. So, if you can just help a little bit with that.

     And then, Raj, you just mentioned at the bottom line, though, some dilution. So, if you could just help get from the EBITDA increase to dilutive on the EPS side that would be useful.

Vin Gupta: OK. Let me just talk about the potential EBITDA here and then Raj will cover the part of what can be — the recognition issue. This company, traditionally the revenue stream has been $56 million, $57 million and their EBITDA has been about $8 million. But last one year they’ve been going through what I call turbulent times about whether the company should be sold or not.

     There was an offer from ValueAct, and then it was withdrawn. The company was put up for sale. It has been going through what I call a lot of turbulence. But we believe that $8 million EBITDA was one of the worst-case scenarios. If you combine this company with us and you take roughly $4 million what the public company costs out, which just goes away as a part of us, then you save immediately about $2 million in database costs, which they are paying right now.

     So, that takes us to $14 million. And then if you take other costs in SG&A, which can come out very easily by using infoUSA database, by using our — what I call is our platform for our technology, we believe that $15 million, $16 million in EBITDA that could be roughly 25 percent — no, about 24 percent of the revenue. So, that is pretty easily attainable.

Raj Das: Then that’s about 28 percent of the revenues.

Vin Gupta: Yes, 28. Yes. So, that’s pretty easily attainable as part of infoUSA. The next thing would be the revenue enhancement. So, whatever revenue we enhance through cross selling and through relationship selling that all falls to the bottom line minus the selling costs. From that standpoint it’s a great acquisition. Now, I will have Raj kind of go into the details of the revenue recognition. Raj, can you do that?

Raj Das: Yes. So, Mitch, let me address that once again. It’s purely an accounting issue. So, both sides, public accountants KPMG on our end and their public accountants, have given us the opinion that accounting rules say that we will not be able to recognize all of their deferred revenues in the pro forma combined income statement for both entities. So, again, that hit could be $10 million to $15 million range, which is what the accountants have told us at this point.

     Now, I want you to understand this is purely an accounting recognition issue. It does not impact our cash flow in any matter whatsoever. So, on an EBITDA basis, with the synergies we’ll be bringing to the deal, it’s an extremely attractive and accretive deal. On a recognized EPS basis, it’ll be dilutive due to the fact that we’ll have this $10 million to $15 million revenue hit — recognized revenue hit for the next 12 months.

Mitchell Golden: So, just to understand, there’s $10 million to $15 million currently on their books in deferred revenues and you just won’t recognize those revenues going forward?

Raj Das: That $10 million to $15 million is a profit portion of their deferred revenues ...

Mitchell Golden: OK.

Raj Das: ... which cannot be recognized in a purchase transaction.

Mitchell Golden: OK, got it. Thank you

Raj Das: So, we can take credit for sales going forward, not for the ones past, the profit portion of the sales.

Vin Gupta: It’s a (really pure) rule. I (couldn’t put) it out. That kind of goes way in the air.

Mitchell Golden: OK, thank you.

Vin Gupta: You’re welcome.

Operator: We will hear from Brad Eichler with Stephens.

Brad Eichler: Hey, Vin and Raj.

Vin Gupta: Hi, Brad.

Brad Eichler: Give us an idea then. It looks like they have about $30 million of deferred revenues on their balance sheet at the end of the year. How much do you guys anticipate recognizing in revenues from these guys in the last part of ‘04, the second half of ‘04 basically?

Vin Gupta: Raj, can you answer this?

Raj Das: It’s roughly 50 to 60 percent we will be able to recognize of what’s on their balance sheet.

Brad Eichler: So, basically if — for example, if they were going to do $60 million in revenues and this deal, let’s just say, it was closing at the end of June just to make the math real simple, that’d mean you’d get $30 million. Is it going to be less than $30 million because you don’t get part of the deferred revenue?

Raj Das: That’s exactly right, Brad. So, the — if it’s $60 million in revenues you would end up being about $21.5 million in recognized revenues for the combined — when we bring the acquisition in to infoUSA’s numbers.

Brad Eichler: And that would be if the deal closed June 30?

Raj Das: That’s exactly right. So, that’s half year recognized revenue from OneSource.

Brad Eichler: OK. Now, the other — the balance of that deferred revenue, what exactly happens to that? Does that go somewhere on your balance sheet?

Does that just evaporate into ...

Vin Gupta: It goes up in the air somehow. It evaporates. Raj, do you know what happens?

Raj Das: The other half, Brad, will come into the next six months. It’ll be the first half of 2005.

Brad Eichler: OK. What type of growth do you think this business is capable of generating on a go forward basis? Is this going to be — obviously they haven’t been able to really grow the revenues. And I understand the turmoil that the company’s been operating in. But is this a five percent grower longer-term, 10 percent?

Vin Gupta: I believe that (it’ll be like one trip pony). And since they did not control their own destiny, they had to depend on the outside databases and what conditions they put on them. With us, they will have complete access to our database without any conditions because we are operating in a different market, different application. And by being able to sell the Donnelley databases and products and raise the line — Ray, what is your conservative estimate that this company should be able to grow?

Ray Butkus: Well, you know, there has been — this is Ray Butkus, by the way. I also am pleased with the deal. I think it makes a whole lot of sense for both companies. They have been in a situation for the last couple years of stagnant growth, but they showed some very impressive growth in previous years. I think that we could get this company on a 10 percent growth trajectory after doing some work with them because ...

Vin Gupta: But a more conservative estimate — five percent?

Ray Butkus: Sure.

Brad Eichler: OK. The — when you — you mentioned earlier there were 2,500 data providers. Obviously you’ll just be one of those 2,500. What is the — how much do these guys — of all the data costs that they have, their largest data provider what does that represent? Is it like a percent or two of total — their total data purchases?

Vin Gupta: The largest database provider I think it’s about 25 or 30 percent of what they pay in the database cost.

Brad Eichler: And who would that be?

Vin Gupta: And that’s the part which we will replace.

Brad Eichler: And who would that be?

Raj Das: That’d be Dun & Bradstreet.

Brad Eichler: OK snd then one final question, or actually two. The cost that you’re going to finance this with your line of credit, what is the cost to borrowing on that?

Vin Gupta: Raj, what’s that? LIBOR plus two-and-a-half?

Raj Das: For the new debt, Brad, it will be LIBOR plus 2.75.

Brad Eichler: Two seventy-five.

Raj Das: Yes.

Brad Eichler: OK. And then final question is on the revenue stream for these guys how do they sell their product? Is it sold just kind of like one off pieces or do they sell it on an annual subscription?

Vin Gupta: No, it’s all licensed. Everything that’s sold is licensed. They have a sales quota of about 70 people who go out and sell — who go out and license that. They have deep relationships. The renewal rate runs about 85 percent, 90 percent. And they are all contractual relationships.

Raj Das: So, Brad, it’s annual subscription. And it’s usually sold on a per seat basis, which is a very, very attractive feature that helps us compete with our existing idEXEC business as well. So, you would go to a place like a Deloitte & Touche and sell over 500 seats for $200 to $300 per seat on an annual license subscription basis.

Brad Eichler: OK, thanks, guys.

Vin Gupta: Thanks, Brad.

Operator: Once again if you do have a question, press star one. We’ll now hear from Derek Dobecki with Ironwood Capital.

Derek Dobecki: Hi. Good morning and congratulations on this deal.

Vin Gupta: Thank you.

Derek Dobecki: I missed — I apologize if you talked about this in the first half. I just joined. But can you speak a little bit about the — just review the strategic benefits, i.e. the revenue enhancement type of opportunities? I clearly see the cost or consolidation savings. But can you speak a little bit more about the revenue enhancement opportunities and folding the OneSource with you?

Vin Gupta: Well, there are two revenue enhancement opportunities. OneSource sales force would be able to sell the Donnelley database of consumers, infoUSA database of other 12 million businesses they don’t have, our business (steady) report or any other databases we have. (Same way) that Donnelley sales force will be able to sell OneSource database with their own customers.

     Now, what OneSource does not offer is that database of sending, matching, (NCOS) services, e-mail marketing. They don’t offer any of that, and Donnelley offers all of those services. So, it allows OneSource sales force to sell complete suite of products. They will not be handicapped by saying, “Hey, we cannot offer database (appending) or e-mail services.

Derek Dobecki: OK.

Vin Gupta: But that’s where the revenue enhancement comes from.

Derek Dobecki: OK. Do you foresee elimination of kind of sales force with these from both sides, as clearly I’m sure some of the IUSA people cover the same regions as the OneSource people?

Vin Gupta: Not at all.

Derek Dobecki: No?

Vin Gupta: We will keep their entire sales force as they are and build (it to) OneSource. Now, what we have been doing in the past for the last one-year — for Ray Butkus and the Donnelley Group, they bring all the salespeople once a month and they have a big meeting.

Derek Dobecki: Right.

Vin Gupta: And what they preach is cross selling. And, Ray, can you talk about that, what you guys do every month, with the 120 salespeople?

Ray Butkus: Yes, absolutely. I mean, as Vin mentioned, part of the opportunity here is to exploit the ability of us to cross sell from the Donnelley marketing standpoint into the OneSource client base and, similarly, to equip the OneSource sales reps with Donnelley products and capabilities to do it into their client base.

     And as Vin mentioned earlier in the call, a very important point to note here is we really have a very little overlap between their client base and the Donnelley marketing client base. Donnelley Marketing has been traditionally historic — traditionally strong in such sectors as financial services, particularly the card issuing banks, retail, telecommunications.

     The OneSource client base is very strong in consulting services, software and retail banking. Moreover, Donnelley is strong in the marketing executive management client relationships, is very strong in the sales executive client relationships. So, able to — to be able to capitalize on both organization’s respective strengths is something that we’re looking forward to.

Derek Dobecki: OK, great.

Raj Das: And, Ray, let me expand. This is Raj. Let me expand on that a little. The — strategically we’re really excited about this transaction because infoUSA right now is a wonderful database company. We have the finest data on the planet.

     OneSource is a wonderful technology application company. So, without even owning any data historically, they have come up with a wonderful application, off of which they have created roughly $60 million annual revenue base with blue chip customers. I think combined we have an entity that has the best database in the industry and also has a great application technology, which will be extremely valuable to the combined customer base going forward.

     And this, to us, makes a lot of sense for us going forward and positioning the combined company for next five to 10 years strategically. And that’s where all the cross sell and the revenue enhancement opportunities will come. It will make this a very successful transaction for the infoUSA shareholders.

Derek Dobecki: OK, great. I’m sorry, go ahead.

Vin Gupta: Ray, can you talk about the last two deals we just got? I think it’s an open forum, so let’s talk about that, that — no TriVergent and (Amedia).

Ray Butkus: Yes. Actually, one of the contracts has been executed, and I’ll discuss that. The other we’re in the midst of contract execution, so I won’t mention a name. But I will describe both as far as the application. In the last 72 hours two very large deals, one of which was worth $4.2 million, the other which was worth $1.3 million, each three years, were consummated.

     What both of these deals have in common is they combine Donnelley Marketing consumer data, infoUSA business data, Donnelley Marketing processing services, as well as Yesmail e-mail services. They combine it. And so, we are seeing the real manifestation of this cross-selling that we’ve been teaching at these monthly meetings that Vin referenced earlier.

     They were, as a result of going to those customers and really communicating the broad breadth of capability that’s inherent in our infoUSA group — Donnelley Marketing Group within the infoUSA company of the capability set that we bring to bear to solve client problems.

Derek Dobecki: OK, great. And so, Ray, in your opinion, and I guess Vin as well, the cross selling, the training to get each of the respective sales folks up to speed with the other or the new — their new company products, that’s not a big issue?

Ray Butkus: Well, it’s an issue. Training is always an issue. Cross selling training is always an issue, but it’s something that I’ve spent a career working on. So, it’s nothing that we don’t know how to do. But we need work to do for sure.

Derek Dobecki: And, Ray, the — of the $60 million, call it, of — I won’t use a term normalized revenue — but what percentage of that typically recur every year?

Vin Gupta: You mean the OneSource revenue?

Derek Dobecki: Yes.

Vin Gupta: It’s all 100 percent licensed recurring revenue. They lose about 10 percent, 15 percent a year. Some they lose — some when people are buying less, but I would say 85 percent is — renews every year.

Derek Dobecki: And then speak to the pricing environment within that business.

Vin Gupta: Yes. Pricing is never the issue because when the companies are bidding for multi million dollar relationships and then what they pay OneSource for that information, pricing is never the issue. And OneSource is definitely the leader. The only other company who is number two is our own division called idEXEC. And we find that, within reason, pricing is not the issue. They’re willing to pay the price.

Derek Dobecki: Just out of curiosity, Vin, how long — when did you become interested in OneSource, timing-wise?

Vin Gupta: Well, we knew of OneSource and we had talked with them before because they wanted to license our database and we said, “Well, we don’t want to license our database and promote a competitor.” Then it was — I think it was in October or November when it was brought to our attention that they were for sale.

     And then at that time the price they were looking for we walked away from then. We said we thought that was over-priced. Then — and it’s all a matter of public record. Then ValueAct, who owns 31 percent of the company, made an offer and then they came back to us, so we made a higher offer. And then ValueAct topped it, so we did not get into a bidding war.

     But then as we thought about it some more and the potential synergies, we felt that it’s worth more to us than to ValueAct. And then we talked to our banks and we talked to our management group and we felt that even at $8.85 it’s a good company for us.

Derek Dobecki: Great. Congratulations. Thank you.

Vin Gupta: Thank you very much.

Operator: We’ll now hear from Gene Fox with Cardinal Capital Management.

Gene Fox: Yes. Could you tell me what accounting implications there are in terms of are there intangible assets that you have to put on your balance sheet that you will have to amortize going forward? And over what time period would that have to be?

Vin Gupta: Raj, you want to answer that?

Raj Das: Yes. At this point we have not performed evaluation analysis on the combined impact. So, when that’s done it will be filed with the SEC, so we can disclose that to you at a later point.

Vin Gupta: But what’s your take? I don’t think there should be any amortization of goodwill here, is it?

Raj Das: Vin, we need to perform that evaluation before we’ll have any idea on that.

Vin Gupta: OK.

Raj Das: So, the KPMG is working on that through this process.

Gene Fox: Also, going out to beyond 12 months when the integration has been performed and you have normalized revenue, based on what you’ve told us I presume that this transaction, you anticipate, will be nicely accretive.

Vin Gupta: Yes, that’s right. Raj, do you have any figures on that or no?

Raj Das: This transaction will be slightly dilutive to our earnings in 2004 on a recognized GAAP basis due to the hit we’ll be taking on the top line revenue recognition from OneSource. It will be accretive for us in 2005. On a cash flow basis, it will be accretive from day one.

Gene Fox: Thank you.

Operator: We’ll now hear from Cleve Tzung with Lakeway Capital.

Cleve Tzung: Hey, guys.

Vin Gupta: Hi.

Cleve Tzung: Just to be clear, on the cash flow does this have any — does the revenue recognition have any impact on the EBITDA ...

Vin Gupta: No, it doesn’t.

Cleve Tzung: ... for ...

Vin Gupta: I don’t ...

Raj Das: Revenue recognition does impact the recognized GAAP version of the EBITDA, if you will. So, what we say is we provide you with what we consider non-cash items that impact EBITDA and we break out an adjusted EBITDA number for you in our releases. So, that’s a number that folks ought to be focusing on because that’s the real cash flow of the company. But the way it — the way the authorities out there define EBITDA, yes, it will impact that number.

Vin Gupta: By the way, coming Monday we have an analyst day and a shareholder day. So, we welcome you to come to Omaha on Monday or come Sunday night and let Raj know. And we can give you a tour of infoUSA and have management presentations on Monday. I thought I’d bring that to your attention.

Raj Das: And right now that’s scheduled for 11:00 to 3:00 Central Time.

Cleve Tzung: Is Wells Fargo financing the entire purchase price?

Raj Das: They are.

Cleve Tzung: OK. So, you’re net debt pro forma is going to be around $243?

Vin Gupta: It will go up by $85 million.

Cleve Tzung: Got it. OK.

Vin Gupta: And we have done — they are one of their customers and they are — and they call — the people are very happy with the databases that they use it all the time. So, I thought that was pretty good.

Cleve Tzung: OK, thank you.

Operator: We’ll now take a follow-up question from Mitchell Golden.

Mitchell Golden: Hi, gentlemen. I missed just a little bit. But I was wondering if you can provide just a little more color on the actual products that they sell. I understand it’s a licensing model, but what sort of products are the customers actually purchasing the company?

Vin Gupta: Ray, can you kind of explain that?

Ray Butkus: Yes. There’s a couple of varieties of the products that they provide, which I’ll go into in a moment. But before I do that, the first thing is to understand kind of the content itself, because the content is really information about businesses, executives who work for those businesses, and about the news that affects those businesses.

     So, researchers use it, analysts use it and salespeople use it as they’re preparing for sales calls or if they’re writing reports about it. And this information is presented to the client or their clients in one of really three ways. The first way is what they call OneSource Business Browser.

     And this is a — kind of a technique or a process by which the user can, through a Web-based application, access the information. And it’s licensed by the user and in very much the way you would browse around a Web site who can find out about news about that company, you can find out about the financials, about analyst reports, competitive activities affecting that company, or about the executives that work for that company.

     Another way is they would license the entire database for incorporation into — I said three. Really it comes down to two basic ways. So, the first way is the one off browser-based application that I mentioned before. The second principle way is where they would license the database for incorporation into a client’s CRM platform. So, they may be using Siebel as a CRM platform.

     And this would provide a portal into — a gateway into the Siebel platform or into a sales automation tool that the client might be using. Did that help?

Mitchell Golden: Yes, that’s kind of where I was getting at. So, the types of information that you get you can have news on a company — is there anything propriety or is it just a bundling from different data sources and a slick presentation?

Ray Butkus: Well, it’s — as Vin mentioned, the — kind of the secret sauce here is the way in which they go about brigading this information. They license information from hundreds and hundreds, in fact thousands, of sources around the world, information providers.

     And the secret sauce is really two-fold. It’s the way they acquire the information, but secondly it’s the way they present the information, make it easy to use, make it easy to access via a CRM platform or via a SFA — a sales automation platform.

Raj Das: Also, to expand on that, Ray, they have invested tens of millions of dollars in developing this technology application interface, which is what makes it extremely compelling for the blue chip customer base to stick with them and providing that to their employee base year in, year out.

Mitchell Golden: Great. Thank you.

Operator: And there appear to be no further questions at this time.

Vin Gupta: Well, thank you very much. And hopefully you can make it Omaha on Monday, and I think it’ll be a great experience for you. Thank you very much.

Operator: And that does conclude today’s conference. Thank you for your participation.